April 24, 2012

VIA EDGAR

Katherine Wray, Esq.

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Grandparents.com, Inc.

Form 8-K

Filed February 27, 2012

File No. 000-21537

Dear Ms. Wray:

We hereby submit the responses of Grandparents.com, Inc. (the “Company”) to the comments of the staff of the Division of Corporate Finance (the “Staff”) contained in your letter, dated March 27, 2012, to Joseph Bernstein of the Company in regard to the above-referenced Current Report on Form 8-K (the “Original Filing”). In connection with this letter, the Company is hereby submitting via the EDGAR system Amendment No. 2 to the Original Filing on Form 8-K/A (“Amendment No. 2”). Please note that on March 30, 2012, the Company filed Amendment No. 1 to the Original Filing on Form 8-K/A (“Amendment No. 1”) to include audited financial statements of Grandparents.com, LLC as of and for the years ended December 31, 2011 and 2010 and to update Item 2.01 of the Original Filing to reflect the business, results of operations and financial condition of Grandparents.com, LLC as of the periods then ended.

For convenience of reference, each Staff comment contained in your letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in Amendment No. 2.

Item 1.01 Entry into a Material Definitive Agreement.

Promissory Notes, page 2

1.	In the first sentence, you describe the notes as unsecured; however, the Meadows Note appears to be secured by the assets of Grandparents.com. Please reconcile. In addition, revise the last sentence of the first paragraph on page 30 accordingly.

Response: The Company has revised its disclosure in this section by removing the word “unsecured” from the first sentence and by adding a sentence at the end of the first paragraph after the bullet point list stating that none of the Promissory Notes are secured other than the Meadows Note. The Company also revised the last sentence of the first paragraph on page 26 of Amendment No. 2 to clarify that, although none of the Promissory Notes are secured by assets of the Company, the Meadows Note is secured by the assets of Grandparents.com.

2.	Please revise the references to the exhibits in the last sentence in this section to refer to the appropriate exhibits where the promissory notes are filed. In this regard, we note that Exhibit 10.8 is the executive employment agreement with Mr. Schwartz. Likewise, you should revise the reference to Exhibit 10.12 in the last sentence on page 54 to refer to the intended exhibit.

Response: The Company has revised the last sentence in this section to refer to the appropriate exhibits where the Promissory Notes are filed. The Company has also revised the last sentence on page 50 of Amendment No. 2 to refer to Exhibit 10.13.

Item 2.01 Completion of Acquisition or Disposition of Assets.

Description of Business, page 4

3.	Please include disclosure in this section regarding your going concern limitation, including your net loss for the latest interim period and fiscal year end.

Response: The Company has added disclosure on page 7 of Amendment No. 2 regarding its going concern limitation, including its net loss for December 31, 2011. Please note that financial results for March 31, 2012, the latest interim period, are not yet available.

4.	Please provide us support for your claim of leadership in the last sentence of the first paragraph. In addition, provide us support for:
•	Each of your claims in the second paragraph on page 5, including that “Grandparents are one of the largest groups in the U.S. and are growing exponentially”; and
•	The claim in the following paragraph that Examiner.com ranked your website second among commercial websites serving the age 50+ market.

Response: The Company has provided the Staff with support for the claims referenced in this comment under separate cover.

5.	With respect to any third-party statements in your document such as the market data from un-named studies and Examiner.com presented in this section, please provide us with the relevant portions of the research reports you cite. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the statistic and cross-reference it to the appropriate location in your document. Also, if any of the reports were prepared for you, please disclose this fact.

Response: The Company has provided the Staff with support for the statements referenced in this comment under separate cover.

Historical Information, page 4

6.	Please reconcile the disclosure in the first sentence of the fifth paragraph, which includes the GP warrant, with the second paragraph on page 1, which does not include the GP warrant when calculating the percentage ownership of the Series A preferred shares on an as-converted basis.

Response: The Company has revised its disclosure in the first sentence of the fifth paragraph of this section to clarify that the percentage ownership of the shares of Series A Preferred Stock is calculated on an as-converted basis of the Series A and Series B Preferred Stock, which is consistent with the disclosure in the second paragraph of page 1 of Amendment No. 2.

Our Website, page 5

7.	We note your disclosure in the fourth paragraph. Please disclose the current number of lifetime memberships.

Response: The Company has revised its disclosure in this section to reflect that its website has 420,000 members and that all of such members have free lifetime memberships.

Our Revenue Streams, page 7

8.	Please clarify the disclosure in the first paragraph to indicate all your current revenue streams. From your disclosure in this section, it appears that you may also derive revenue from your Online Book Shop and Content Syndication. If these are not currently significant sources of revenues, as appears to be the case from the first paragraph of this section, please state so explicitly.

Response: The Company has added disclosure on page 7 of Amendment No. 2 to clarify that the Company did not generate any revenue from the Book Shop in 2011 and added disclosure on page 8 of Amendment No. 2 to clarify that the Company does not receive fees for its syndicated content but that the Company believes content syndication indirectly generates revenue by increasing traffic to its website.

Grandparents.com Benefits Club, page 7

9.	You disclose in the last sentence of the first paragraph that you maintain a direct relationship with over 250 marketing partners. Please disclose the nature of these relationships, including the frequency of your interactions with these partners.

Response: The Company has revised the disclosure on page 6 of Amendment No. 2 to disclose that approximately every sixty days the Company engages in discussions with these marketing partners about potential new deals, ways in which they can become further engaged with the Company’s website and co-marketing and other promotional opportunities. The Company also revised its disclosure to clarify that it also has relationships with approximately fifty other marketing partners, with whom the Company does not maintain direct or regular contact.

Risk Factors, page 11

10.	Please include risk factor disclosure to highlight the risk from any unknown liabilities assumed as a result of the merger, including any effects on your operations and revenues.

Response: The Company has added a risk factor on page 19 of Amendment No. 2 to discuss the risk from any unknown liabilities assumed as a result of the Transaction.

If we are unable to maintain…, page 19

11.	Please revise this risk factor to clarify that as a smaller reporting company you are not required to comply with the attestation report requirement under Item 308(b) of Regulation S-K.

Response: The Company has revised this risk factor to clarify that, as a smaller reporting company, the Company is not required to comply with the auditor attestation report requirement under Item 308(b) of Regulation S-K.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations of Grandparents.com, page 24

12.	We note the financial information provided on pages 26, 28 and 30 reflects the combination of Successor and Predecessor periods in 2010 and does not appear to include any pro forma adjustments to give effect to the merger. Please tell us how you concluded that this presentation was appropriate. Please note that a supplemental presentation and discussion based on “pro forma” financial information should be prepared in accordance with Article 11 of Regulation S-X. In this regard, all pro forma adjustments required by Article 11 should be reflected in the presentation as opposed to merely combining information for the pre-and post-merger periods. Also note that the presentation requirements contained in Article 11 should be provided.

Response: The Company has revised its presentation in the “Results of Operations of Grandparents.com” and “Cash Flow” sections in Amendment No. 2 to include pro forma information in accordance with Article 11 of Regulation S-X with respect to the 2010 Purchase Transaction.

Operating Expenses, page 25

13.	Please disclose the reason for the 200% increase in monthly management fees from the quarter ended September 30, 2010, to the quarter ended September 30, 2011. Include similar disclosure for the period-over-period increase in management fees disclosed on page 27.

Response: The Company has revised its disclosure on page 25 of Amendment No. 2 to explain that in 2010, LBG Group agreed to a reduced fee so that Grandparents.com would have additional working capital immediately following the 2010 Purchase Transaction.

Security Ownership of Certain Beneficial Owners and Management, page 33

14.	We note that under section 1 of Exhibits 4.1 – 4.3, the warrants may be exercised within 60 days, but they do not appear to be reflected in the table. Please advise or revise your table.

Response: The Company does not believe that the holders of the GP Warrant or the JTF Warrants are deemed to be beneficial owners of the shares of Common Stock underlying such warrants and therefore such shares should not be included in the beneficial ownership table. A person is considered to beneficially own any shares such person has the right to acquire at any time within sixty days. However, the GP Warrant and the JTF Warrants are not exercisable until the Amendment is filed, which has not occurred and may not occur within sixty days. Accordingly, the holders of the GP Warrant or the JTF Warrant do not yet have the right to acquire beneficial ownership of the shares of Common Stock underlying such warrants within sixty days.

Even if the Staff were to conclude that the holders of the GP Warrant and the JTF Warrants beneficially own the shares underlying the GP Warrant and JTF Warrants, it should be noted that:

•	The GP Warrant is not presently exercisable for any shares of the Company’s Common Stock. The number of shares for which the GP Warrant is exercisable will be adjusted from time to time to the extent the Shortfall Amount (as defined in the Contribution Agreement) calculated as of the Closing Date changes based on a calculation of same from time to time after the Closing Date. In addition, the number of shares of Common Stock for which the GP Warrant will be exercisable, if at all, will be adjusted from time to time in the event that any of the warrants to purchase an aggregate of 342,813 shares of Common Stock outstanding immediately prior to the closing of the Transaction (the “Other Warrants”) are exercised. Since no adjustment pursuant to the Contribution Agreement has occurred nor have any of the Other Warrants been exercised, no shares are presently issuable upon exercise of the GP Warrant (assuming that the GP Warrant is exercisable).

•	The JTF Warrants contain limitations on exercise which prohibit the exercise thereof if the total number of shares of Common Stock then beneficially owned by the holder would exceed 4.999% of the total number of issued and outstanding shares of Common Stock. Accordingly, the JTF Warrants could not be exercised if the exercise thereof would result in the holder holding greater than 4.999% of the total number of issued and outstanding shares of Common Stock, which is below the 5% disclosure threshold for purposes of the beneficial ownership table.

15.	In addition to disclosing the number of shares of common stock issued and outstanding as of the Closing Date, please expand footnote (3) to clarify, if true, that the presentation in the “Common Stock” column of the table is based on the number of shares issuable upon conversion of the Series A and Series B preferred shares following authorization of additional shares of common stock, rather than upon the number of shares outstanding as of the Closing Date.

Response: The Company has revised footnote (3) to the beneficial ownership table to clarify that the presentation in the “Common Stock” column of the table also reflects the number of shares issuable to such persons upon conversion of the Series A and Series B preferred shares following authorization of additional shares of common stock, rather than upon the number of shares outstanding as of the Closing Date.

16.	You may not rely on Exchange Act Rule 13d-4 to disclaim beneficial ownership. Please revise your disclosure in the last sentence of footnote (5).

Response: The Company has removed the disclaimer of beneficial ownership from footnote (5) to the beneficial ownership table.

Directors and Executive Officers, page 34

17.	For each director, please disclose the specific experiences, qualifications, attributes or skills that led to the conclusion that the person should serve as director. Refer to Item 401(e) of Regulation S-K.

Response: The Company has revised the disclosure in this section to disclose the specific experiences, qualifications, attributes or skills that led to the conclusion that each person should serve as a member of our Board of Directors.

18.	Other than the business experience disclosed for Mr. Bernstein, it does not appear that you disclose each person’s principal occupation and employment during the past five years, including the name of the employer. Please refer to Item 401(e)(1) of Regulation S-K and revise accordingly.

Response: The Company has revised the biographical information for Messrs. Leber, Mahl, Schwartz and Wasserman in accordance with Item 401(e)(1) of Regulation S-K. However, the Company has not revised Dr. Cohen’s or Mr. Office’s biographical information, other than in response to comment 17 above. In this regard, the Original Filing discloses that Dr. Cohen has been Chief Executive Officer of Cohen Fashion Optical, LLC and its predecessors since 1978 and discloses that Mr. Office has been a principal at Maclendon Wealth Management since June 2011 and prior to that was a Vice-President and Managing Director at Merrill Lynch since 2002.

Market Price and Dividends on Our Common Equity and Related Stockholder Matters, page 46

19.	Please update the disclosure in the first paragraph to reflect the approval of the new trading symbol.

Response: The Company has revised its disclosure to reflect that its Common Stock commenced trading under the new symbol “GPCM” on March 9, 2012.

Securities Authorized for Issuance under Equity Compensation Plans, page 47

20.	We note that the total number of shares in the table for your 2012 Stock Incentive Plan does not equal the maximum amount in Section 4.1 of Exhibit 10.13. Please reconcile.

Response: The Company has revised the table to reflect that, as of February 24, 2012, there were 4,957,691 shares available for future issuance under the 2012 Stock Incentive Plan. Such 4,957,691 shares plus the 5,360,000 shares issuable upon exercise of options outstanding under the 2012 Stock Incentive Plan as of February 24, 2012 equals 10,317,691, which is the maximum number of shares issuable under the 2012 Stock Incentive Plan per Section 4.1 of Exhibit 10.13.

GP Warrant, page 49

21.	Here and on page 1, please disclose the maximum number of shares that could be purchased under the GP Warrant assuming full exercise of the warrants in Exhibit A of Exhibit 4.1 and how that amount is calculated.

Response: The Company has added disclosure on pages 1 and 45 of Amendment No. 2 to reflect that: (i) the maximum number of shares that could be purchased under the GP Warrant assuming full exercise of the Other Warrants (i.e., the warrants in Exhibit A of Exhibit 4.1) is 342,813 shares of Common Stock; and (ii) the number of shares of Common Stock issuable upon exercise of the GP Warrant will increase on a one-for-one basis with respect to the number of shares of Common Stock issued upon exercise of any of the Other Warrants.

Item 3.02 Unregistered Sales of Equity Securities, page 50

22.	Please disclose all unregistered issuances of securities within the past three years. Refer to Item 701 of Regulation S-K.

Response: The Company has revised the section entitled “Recent Sales of Unregistered Securities” under Item 2.01 of Amendment No. 2 to disclose the information required by Item 701 of Regulation S-K.

Item 9.01 Financial Statements and Exhibits.

(a) Financial Statements of Business Acquired, page 55

23.	We note that you provided historical annual audited financial statements for Grandparents.com LLC as of and for the years ended December 31, 2010 and 2009. Please note that you are required to update this Form 8-K with audited financial statements as of and for the year ended December 31, 2011 no later than your applicable Form 10-K due date.

Response: On March 30, 2012, the Company filed Amendment No. 1 which includes audited financial statements of Grandparents.com, LLC as of and for the years ended December 31, 2011 and 2010

(d) Exhibits, page 55

24.	Please file a copy of your Certificate of Incorporation.

Response: The Company has filed a copy of its Second Amended and Restated Certificate of Incorporation, dated December 15, 2009, and its Amendment to Second Amended and Restated Certificate of Incorporation, dated August 31, 2011 as Exhibit 3.5 to Amendment No. 2 by incorporation by reference.

25.	Please file a copy of the lease agreement you mention on pages 25 and 33, or tell us why you do not believe that it is required to be filed. In addition, please file or tell us why you do not believe you are required to file:
•	A copy of the agreements related to the zero coupon note payable to a consultant that you mention on page 30;
•	A copy of the Investment Agreement with SJO Worldwide that you mention on page 45; and
•	Any agreement relating to the lease guaranty mentioned on page 45.

Response: The Company does not believe that it is required to file a copy of the lease agreement because the Company does not believe that the lease is material to the Company in terms of “amount” or “significance.” In this regard, the Company notes that the aggregate annual lease payment is approximately 5% of the Company’s total operating expenses reflected in Grandparents.com’s statement of operations for the year ended December 31, 2011 included with Exhibit 99.1 to Amendment No. 2. The Company further notes that the leased space is used for general corporate office purposes and believes that there would be suitable alternative space available on broadly similar commercial terms where the Company currently leases such facilities if this lease agreement was terminated or expired. In the event that such lease agreement was terminated or expired, the Company believes that the operations that take place at the facilities could be relocated with minimal disruption to its business by replacing such facilities with another readily available facility in the current geographical area.

A copy of the Promissory Note dated July 29, 2011 by and among Grandparents.com and David Ross, together with the First Amendment thereto, is filed as Exhibit 10.15 to Amendment No. 2. The Company did not assume any other agreements relating to this note.

The Company does not believe it is required to file a copy of the Investment Agreement with SJO Worldwide because the Company does not believe that this agreement is material to the Company in terms of “amount” or “significance.” In this regard, the Company is not a party to such agreement nor does it have any obligations with respect thereto.

A copy of the Reaffirmation of Limited Guaranty dated February 23, 2012 by and among Messrs. Bernstein and Leber, as guarantors, and Tower 39 Associates, LLC, as landlord, is filed as Exhibit 10.16 to Amendment No. 2.

26.	Please file an updated Exhibit 21 that reflects your current subsidiaries.

Response: The Company has filed an updated Exhibit 21.1 with Amendment No. 2.

Exhibit 99.3 Unaudited Pro Forma Financial Information of the Company

Pro forma Condensed Combined Balance Sheet

27.	We note in adjustment [E] that the pro forma financial statements do not give effect to warrants issued as a Transaction advisory fee and warrants issued as a Private Placement agent fee. Additionally, it does not appear that you have reflected other Transaction fees in your pro forma condensed combined balance sheet. To the extent that your expected transaction costs were not reflected in the historical balance sheets of either NorWesTech or Grandparents.com, please revise your pro forma balance sheet presentation to comply with Rule 11-02(b)(6) of Regulation S-X which indicates that balance sheet adjustments giving effect to events that are directly attributable to the transaction and factually supportable should be included regardless of whether they have a continuing impact or are nonrecurring.

Response: Please note that the Company has furnished pro forma unaudited condensed combined balance sheet information for the year ended December 31, 2011 as Exhibit 99.3 to Amendment No. 2. Such pro forma information gives effect to the warrants issued as a Transaction advisory fee and warrants issued as a Private Placement agent fee and other transaction costs in compliance with Rule 11-02(b)(6) of Regulation S-X. See adjustments [E] and [F].

Pro forma Unaudited Condensed Consolidated Statements of Income

28.	We note that your pro forma consolidated statements of income for the year ended December 31, 2010 and the nine months ended September 30, 2011 reflect discontinued operations of NorWesTech, Inc. Please revise your pro forma unaudited condensed consolidated statements of income to conform to the presentation as noted in Instruction 1 to Rule 11-02(b) of Regulation S-X.

Response: Please note that the Company has furnished pro forma unaudited consolidated statements of income for the year ended December 31, 2011 as Exhibit 99.3 to Amendment No. 2. Such pro forma statements do not reflect discontinued operations of NorWesTech, Inc. in accordance with Instruction 1 to Rule 11-02(b) of Regulation S-X.

29.	We note that adjustment [E] to your pro forma consolidated statements of income for the year ended December 31, 2010 and the nine months ended September 30, 2011 reflects the predecessor activity of Grandparents.com from January 1, 2010 to May 5, 2010. Please revise your presentation to include a separate column that reflects the predecessor financial information.

Response: Please note that the Company has furnished pro forma unaudited consolidated statements of income for the year ended December 31, 2011 as Exhibit 99.3 to Amendment No. 2. Accordingly, predecessor activity of Grandparents.com from January 1, 2010 to May 5, 2010 is no longer reflected in such pro forma statements.

30.	We note that adjustment [G] to your pro forma consolidated statements of income for the year ended December 31, 2010 and the nine months ended September 30, 2011 removes the historical gain recognized and transaction costs incurred in connection with the May 2010 purchase of the net assets of Grandparents.com. Please revise your pro forma unaudited condensed consolidated statements of income to eliminate this adjustment considering these costs are not directly attributable to the transaction between NorWesTech, Inc. and Grandparents.com, LLC. Refer to Rule 11-02(b)(6) of Regulation S-X. Note that you may provide footnote disclosure to your pro forma financial statements describing the nature of these items.

Response: Please note that the Company has furnished pro forma unaudited consolidated statements of income for the year ended December 31, 2011 as Exhibit 99.3 to Amendment No. 2. Accordingly, predecessor activity of Grandparents.com from January 1, 2010 to May 5, 2010 is no longer reflected in such pro forma statements.

31.	We note that adjustment [H] to your pro forma consolidated statements of income for the year ended December 31, 2010 and the nine months ended September 30, 2011 appears to reflect the impact of the conversion of Series A and Series B Convertible Preferred shares in your calculation of earnings per share. Please describe your basis for reflecting the conversion of these shares under Rule 11-02(b)(6) of Regulation S-X.

Response: Please note that the Company has furnished pro forma unaudited consolidated statements of income for the year ended December 31, 2011 as Exhibit 99.3 to Amendment No. 2. Such pro forma statements reflect that the weighted average number of shares outstanding for the period ended December 31, 2011 is 16,909,501 shares. See adjustment [C].

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact Peter D. Visalli, Esq. of Sills Cummis & Gross P.C., our outside special securities counsel, at (973) 643-4386.

Sincerely,

GRANDPARENTS.COM, INC.

By: /s/ Joseph Bernstein

Joseph Bernstein

Co-Chief Executive Officer,

Chief Financial Officer and Treasurer